Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254931

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 10 DATED OCTOBER 1, 2021
TO THE PROSPECTUS DATED MAY 14, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated May 14, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to disclose our acquisition of six properties in the student housing, industrial and self-storage sectors; and
•to provide an update on the status of our public offering.
Student Housing Property Acquisition
We recently acquired a 98% interest in a student housing property completed in 2020 and located in Kennesaw, Georgia, for a cash purchase price of $78 million. The property is comprised of 240,533 square feet of residential space across 179 units (656 beds) and 3,000 square feet of retail space. The property is 100% pre-leased for the 2021-2022 academic year and is located just south of the Kennesaw State University campus adjacent to the football field.

Industrial Property Acquisition
We recently acquired a 95% interest in an industrial property located in Aurora, Illinois, for a cash purchase price of $29.3 million. Built in 1998, the 257,542 square foot facility is located in Meridian Business Park in the greater Chicago area, which is home to over 40 national and local companies. The property is 100% leased for fourteen years to a single tenant.

Self-Storage Property Acquisitions
We recently completed the acquisition of a single-story self-storage property located in Houston, Texas, for a cash purchase price of $11 million. The property is comprised of 66,981 square feet across 609 units and five parking spaces. Built in 2002, the facility is currently 96.4% leased and is located along Interstate 610, one of the busiest freeways in Houston.

We recently completed the acquisition of a three-property portfolio comprised of self-storage facilities located throughout Salem, Oregon, totaling 239,762 square feet across 1,698 units along with 224 RV/boat parking spots, for a cash purchase price of $47.3 million.
•The property located in north Salem consists of 518 self-storage units and 99 parking spots. Built in 2006, the facility is currently 96.5% leased.
•The property located in south Salem consists of 547 self-storage units and 108 parking spots. Originally built in 1973, the facility is currently 92.5% leased.
•The property located at in west Salem consists of 663 self-storage units and 17 parking spots. Originally built in 1992, the facility is currently 97.9% leased.

Status of our Public Offering

We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have issued and sold in our public offering (1) 783,305 shares of our common stock (consisting of 91 Class T shares, 91 Class S shares, 91 Class D shares and 783,032 Class E shares) in the primary offering for total proceeds of $22.0 million and (2) 1,671 shares of our common stock (consisting of 499 Class I shares and 1,172 Class E shares) pursuant to our distribution reinvestment plan for a total value of approximately $47,000. We intend to continue selling shares in our public offering on a monthly basis.